

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2012

Via E-mail
Anne Shen Smith
President and Chief Executive Officer
Southern California Gas Company
555 West Fifth Street
Los Angeles, California 90013-1011

> **Re: Southern California Gas Company**
> **Registration Statement on Form S-3**
> **Filed July 6, 2012**
> **File No. 333-182557**

Dear Ms. Smith:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears you did not file the Part III information for your Form 10-K, which you are incorporating by reference from your information statement, within 120 days of your fiscal year end. Consequently, it appears you may be ineligible to use Form S-3. Please explain the basis on which you are conducting the offering on Form S-3. Please see General Instruction G.3 of Form 10-K and I.A.3(a) of Form S-3. To the extent you are relying on General Instruction I.C.2 of Form S-3, please explain how you meet the requirements set forth in General Instruction I.B.2. In this regard, we note your statements on pages 13 and 14 that your first mortgage bonds may be convertible.

2. All exhibits are subject to our review. We note you intend to file Exhibits 4.1 (Form of Indenture) and 4.2 (Form of Senior Debt Security) by amendment. Please note that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until these exhibits have been filed. Please see Sections 201.02 and

201.04 of our Compliance and Disclosure Interpretations for the Trust Indenture Act, available on our website at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

Exhibit 5.1

3. Please confirm you will file an updated and appropriately unqualified legal opinion of counsel with respect to the legality of the securities being offered for each sale of securities registered in this filing. Please see Section II.B.2.a of Staff Legal Bulletin No. 19 and Question 212.05 of our Compliance and Disclosure Interpretations for the Securities Act Rules available on our website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

4. We note counsel is opining that the First Mortgage Bonds will be "binding obligations of the Company." Please revise the first paragraph on page 2 to remove limitations to "the securities laws and general corporation law" in reference to California law as it pertains to the First Mortgage Bonds. Please see Section II.B.1.e of Staff Legal Bulletin No. 19.

5. We note your disclosure in the third paragraph on page 22 that the governing law for the First Mortgage Bonds may be governed by and construed in accordance with the laws of a state other than California. Please revise your opinion accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

Mara Ransom
Assistant Director

cc: Barry M. Clarkson, Esq.
        Latham & Watkins LLP